August 31, 2017

VIA EDGAR AND EMAIL

Mr. Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE: Forest City Realty Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 27, 2017
File No. 1-37671

Dear Mr. Lee:

Forest City Realty Trust, Inc. (the “Company”) has received your letter dated August 23, 2017 regarding your comment to the above-referenced filing. We appreciate the Division’s review and are herein providing our response to your comment. To facilitate your review, we have included the caption and comment from your letter immediately followed by our response.

Form 10-K for the Year Ended December 31, 2016

Item 2. Properties

2016 Property Openings, page 30

1.
We note that the Kapolei Lofts are an apartment project on land leased to you and that you consolidate the land lessor, who is entitled to a preferred return. Please tell us the facts, circumstances, and significant terms of your agreement with the land lessor and your basis in GAAP for your accounting treatment. Your response should cite the authoritative literature relied upon and describe how the specific facts and terms support your accounting treatment.

Background

The Company, through a fully owned joint venture, Forest City Kapolei Apartments (“FCKA”) desired to develop and construct a 499 unit apartment community in Kapolei, Hawaii (the “Project”). FCKA, as lessee, entered into an Amended and Restated Ground Lease (“Ground Lease”) with Kapolei Properties, LLC (“KP”), an unrelated third party to lease the land in which the Project would be constructed on, and entered into an agreement (the “Agreement”), which outlines the terms and conditions under which FCKA and KP will sell or otherwise dispose of their respective investments in the Project.

In accordance with the Ground Lease, KP provided a $27,000,000 Tenant Improvement Allowance (“TIA”) to FCKA. The term of the Ground Lease is 30 years with one 25 year extension option. KP, in accordance with the Ground Lease, is entitled to a 16% IRR on the TIA, payable from Project operating cash flows and becoming due upon availability of applicable operating cash flows. KP has no ownership or voting interests or decision making rights relative to the Project. FCKA is able to force a sale of the Project beginning in Year three of the Ground Lease, subject to the Minimum Net Project Sales Proceeds, as discussed below, while KP is unable to force a sale until the beginning of Year seven of the Ground Lease. The Ground Lease and Agreement both incorporate the other document by reference.

The Project was financed using the TIA along with a $90,300,000 construction loan (the “Construction Loan”), a $5,000,000 Dwelling Unit Revolving Fund (“DURF”) loan (the “DURF Loan”) and a $2,500,000 loan from a FCKA affiliate (the “Affiliate Loan”).

The Company provided to KP a Project completion guaranty and also guaranteed certain amounts due to KP in accordance with the Ground Lease.

The provisions for sale and related waterfall (the “Disposition Waterfall”) of proceeds upon disposition provide for the following flow of funds:

1.	Repayment of the outstanding principal on the Construction Loan, the DURF Loan and the Affiliate Loan and related outstanding interest payable amounts

2.	Repayment of unsecured ground rent default amounts, if any, to KP

3.	Repayment of the TIA to KP

4.	Repayment of the unpaid 16% IRR on the TIA, if any, to KP

5.
Payment of $20,443,217 to KP - If sale does not occur before the end of Year 5 from the commencement date of the Ground Lease, this amount escalates (starting in Year six) to $26,673,000 by Year 10. This amount is intended to be representative of the fair value of the land at the time the ground lease was signed. This is supported by the fact that an original purchase agreement signed between FCKA and KP (which was subsequently terminated by each party) to purchase the related land, stated a purchase price of $20,443,217

6.	Repayment to the Company for any amounts paid under any guarantees, and repayment to FCKA of any unreimbursed capital contributions plus an 8% return on those payments and contributions

7.	Payment of $12,250,000 to KP - Starting in Year four, this amount escalates to $17,500,000 by Year 10 and is intended to represent additional compensation for the land

8.	Any remaining proceeds are split 80% to FCKA and 20% to KP in pari passu

The sum of Disposition Waterfall payments #1 - #5, as described above, represent the Minimum Net Project Sales Proceeds required under the sale provisions of the Ground Lease and Agreement.

Under both the Ground Lease and the Agreement neither party, KP or FCKA, may transfer their interests in the Project during the Subordination Periods. The Subordination Periods, of which there are two, when combined, run simultaneously from the time the construction loan closes until the initial term of the Ground Lease expires. Thus, during the initial term of the Ground Lease, which is 30 years, neither party may transfer their interests in the Project, title or interest in the Ground Lease or Agreement.

The Ground Lease

The structure of the Ground Lease includes certain terms, including KP’s right to earn a 16% IRR on the TIA and KP’s agreement not to foreclose for any reason, including a default on behalf of FCKA, for the first two years of the Ground Lease. In addition, KP’s position is encumbered behind the Construction Loan, DURF loan and Affiliate Loan, the fair value of the land is returned to KP upon a sale in accordance with the Distribution Waterfall and KP is unable to sell, transfer or assign their rights under the Ground Lease for the duration of the 30 year Ground Lease term. KP does have the right to force a sale of the Project beginning in Year seven, assuming disposition proceeds equal or exceed the Minimum Net Project Sales Proceeds, to recover their investment (including a 16% IRR) and the fair value of the land. Due to certain terms of the Ground Lease as summarized above, and the overall complicated structure of the Ground Lease, the Company believes the substance of the Ground Lease and the Agreement (which defines economic sharing between FCKA and KP - the lessee and lessor, respectively, of returns from the sale of the Project) is not representative of a typical lease arrangement. As such, additional analysis was considered necessary.

Analysis of the Ground Lessor as a Variable Interest Entity (“VIE”) in accordance with ASC 810

Per ASC 810-10-15-4 all legal entities are subject to this Topic’s evaluation guidance for consolidation by a reporting entity, with specific qualifications and exceptions. KP, as Ground Lessor, is a legal entity in accordance with the definition of a legal entity in the ASC Master Glossary. KP does not meet a scope exception from the consolidation guidance in ASC 810-10-15-12 and KP does not meet a scope exception from the Variable Interest Entities (VIE) Subsection in ASC 810-10-15-17.

FCKA holds a variable interest in KP. Per ASC 810-20, a Variable Interest is defined as “The investment or other interest that will absorb portions of a VIE’s expected losses or receive portions of the entity’s expected residual returns. Variable Interests are contractual, ownership, or other pecuniary interest in a VIE that change with changes in the fair value of the VIE’s net assets, exclusive of variable interests.” ASC 810-10-55-19 further states “The identification of variable interest involves determining which assets, liabilities, or contracts create the legal entity’s variability and which assets, liabilities, equity and other contracts absorb or receive that variability.” The terms of the Ground Lease by design transfers return on the appreciated fair value of the land to FCKA through the Distribution waterfall whereby remaining proceeds from a sale are split 80% to FCKA and 20% to KP in pari passu.

In analyzing whether KP, as a party to the Ground Lease is a VIE, we analyzed ASC 810-10-15-14 for the following:

•	Insufficient Equity at risk

•	Equity Lacks Decision Making Rights

•	Equity with Nonsubstantive Voting Rights

•	Equity Lacking the Obligation to Absorb an Entity’s Expected Losses

•	Equity Lacking the Right to Receive an Entity’s Expected Residual Returns

KP is an LLC that owns the land (its only asset) to be developed by FCKA in conjunction with the agreements referenced above. KP does not have the ability to independently generate cash flows and does not have other assets or equity. Under the agreements referenced above, KP lacks decision making rights and does not hold substantive voting rights in directing the activities of the entity. The equity owners have the obligation to absorb KP’s losses, however, they are limited to their investment in the land and they do not have any obligation to fund cost overruns or absorb other losses. While based on the Disposition Waterfall, KP receives payment for the estimated fair value of the land plus a return, once KP receives their investment return in the land improvements, the remaining economics is split with FCKA receiving 80% and KP receiving 20%. Based on the analysis above, we concluded that KP, as a party to the Ground Lease, meets the criteria of a VIE.

VIE Conclusion:

Based on the above, the Company concluded that (i) KP is a VIE and that (ii) FCKA has a variable interest through the provisions in the Agreement in the land (which is the subject of the Ground Lease contract) which is the only asset of KP.

Analysis of the Variable Interest Model in accordance with ASC 810

Pursuant to ASC 810-10-25-38A “A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a)	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

b)	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant.”

In analyzing which party has the power to direct the activities that most significantly impact the VIE’s economic performance, the Company identified which decisions/rights were most critical to the VIE. The following were identified:

•	Determining how the land was to be used

•	Deciding what type of real estate (rental apartments) would be constructed on the land

•	The ability to force a sale of the Project beginning in Year 3

•	Operational decision making rights - tenant selection, rental rates, budget approval, financings, capital expenditures and Eviction rights, among others

KP is unable to sell, assign or transfer their interest in the land under the ground lease unless that sale is combined with the land improvements pursuant to the Agreement. KP can force a sale beginning in Year seven, at which time FCKA can choose to sell the entire project or buy KP’s investment at fair value of the Project based on the Distribution Waterfall in the Agreement. FCKA also has the right to compel a sale beginning in Year three of the Ground Lease, as long as the Minimum Net Project Sales Proceeds, as defined above, are met. KP has no decision making rights with respect to the Project, no rights to approve budgets, financings, leasing, contracts, etc. Further, KP does not have any requirement to fund any cost over-runs or absorb losses of the Project. KP’s only funding obligation is the TIA. Conversely, the Company has issued a Project completion guarantee and must fund any cost overruns necessary to complete the Project and therefore holds the obligation to absorb losses that could potentially be significant. Also, as previously noted FCKA has rights under the Agreement that provide for the potential for significant economic benefit in the land.

Primary Beneficiary Conclusion:

Based on the above, we have concluded that FCKA rights under the Ground Lease and Agreement represents an economic interest in the overall Project, including the Ground Lease and related structures and has a variable interest in KP, which is a VIE. FCKA’s interest in the Project, including the land, is significant. Given the nature of the decision making rights above, FCKA has the “power” to make decisions that most significantly affect the economics of both FCKA and KP. As such, the Company has concluded that FCKA (and thereby the Company) should consolidate KP in accordance with ASC 810.

Overall Conclusion:

In substance, under the combined Ground Lease and related Agreement, FCKA and KP have effectuated a joint venture arrangement in a VIE, which FCKA has been deemed the primary beneficiary, with KP having a non-controlling interest in the Project.

If you have any questions with respect to our response, please feel free to contact the undersigned at 216-416-3318.

/s/ Charles D. Obert
Charles D. Obert
Executive Vice President - Chief Accounting Officer and Corporate Controller

cc: Jeffrey Lewis